Exhibit 12.1
POPULAR, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	Quarter Ended				Year Ended December 31,
	March 31,		March 31,
	2010 (1)		2009 (1)		2009 (1)		2008 (1)		2007 (1)	2006 (1)	2005 (1)
(Loss) income from continuing operations before income taxes and cumulative effect of accounting changes	($102,226)		($73,002)		($579,694)		($232,959)		$266,909	$551,893	$665,045

Fixed charges :

Interest expense and capitalized	158,495		216,706		754,506		994,919		1,246,577	1,200,508	859,075
Estimated interest component of net rental payments	6,898		7,432		28,866		34,975		31,296	25,670	23,755

Total fixed charges including interest on deposits	165,393		224,138		783,372		1,029,894		1,277,873	1,226,178	882,830

Less: Interest on deposits	92,974		148,039		501,262		700,122		765,794	580,094	430,813

Total fixed charges excluding interest on deposits	72,419		76,099		282,110		329,772		512,079	646,084	452,017

Income before income taxes and fixed charges(including interest on deposits)	$63,167		$151,136		$203,678		$796,935		$1,544,782	$1,778,071	$1,547,875

(Loss) income before income taxes and fixed charges(excluding interest on deposits)	($29,807)		$3,097		($297,584)		$96,813		$778,988	$1,197,977	$1,117,062

Ratio of earnings to fixed charges

Including Interest on Deposits	(A	)	(A	)	(A	)	(A	)	1.2	1.5	1.8

Excluding Interest on Deposits	(A	)	(A	)	(A	)	(A	)	1.5	1.9	2.5

Ratio of earnings to fixed charges & Preferred Stock Dividends

Including Interest on Deposits	(A	)	(A	)	(A	)	(A	)	1.2	1.4	1.7

Excluding Interest on Deposits	(A	)	(A	)	(A	)	(A	)	1.5	1.8	2.4

(1)	On November 3, 2008, the Corporation sold residual interests and servicing related assets of Popular Financial Holding (“PFH”) and Popular, FS to Goldman Sachs Mortgage Company, Goldman, Sachs & Co. and Litton Loan Servicing, LP. In addition, on September 18, 2008, the Corporation announced the consummation of the sale of manufactured housing loans of PFH to 21st Mortgage Corp. and Vanderbilt Mortgage and Finance, Inc. The above transactions and past sales and restructuring plans executed at PFH in the past two years have resulted in the discontinuance of the Corporation’s PFH operations and PFH’s results are reflected as such in the Corporation’s Consolidated Statement of Operations. The computation of earnings to fixed charges and preferred stock dividends excludes discontinued operations. Prior periods have been retrospectively adjusted on a comparable basis.

(A)	During 2008, 2009 and the first quarter of 2010 and 2009, earnings were not sufficient to cover fixed charges or preferred dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $235 million, $625 million, $103 million and $100 million to achieve ratios of 1:1 in 2008, 2009 and first quarter of 2010 and 2009, respectively.